UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NOUVEAU MONDE GRAPHITE INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

66979W842

(CUSIP Number)

Mr. Katsuto Kawahara, General Manager

Advanced Materials Division, Performance Materials Business Unit

Mitsui & Co., Ltd.

2-1, Otemachi 1-chome

Chiyoda-ku Tokyo 100-8631, Japan

(Phone) +81-90-8270-8477

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Malcom Ross, Esq.

Blank Rome LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 885-5123

May 2, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66979W842
1	NAMES OF REPORTING PERSONS. Mitsui & Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 26,052,695 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,052,695 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,052,695 (See Item 4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9% (See Item 4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Amendment No. 1 to the Schedule 13D, filed with the U.S. Securities and Exchange Commission on November 8 2022 (the “Schedule 13D”) amends and restates certain items of the Schedule 13D related to the Common Shares, no par value, and Common Share Warrants of Nouveau Monde Graphite Inc., a corporation existing under the federal laws of Canada (“NMG”).

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and restated by the following:

The purchase price under the Subscription Agreement (as defined in Item 4 hereof) was $25,000,000, which amount was set off against the principal value of the Convertible Note (as defined in Item 4 hereof).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated by the following:

The Reporting Person entered into a subscription agreement (the “Subscription Agreement”), dated February 14, 2024, with NMG pursuant to which, on May 2, 2024, the Reporting Person purchased, on a private placement basis, 12,500,000 Common Shares and 12,500,000 Warrants for an aggregate subscription price of $25,000,000 (the “Investment”). Pursuant to the Subscription Agreement, the Reporting Person was issued 12,500,000 Common Shares and 12,500,000 Warrants. Each Warrant will generally be exercisable in accordance with the terms of the Warrant Certificate, which is filed with this Schedule 13D as Exhibit 2 and is incorporated herein by reference. Each Warrant will entitle the Reporting Person to acquire one (1) Common Share.

Prior to entering into the Subscription Agreement, pursuant to a Convertible Note, by and between the Reporting Person and NMG, dated as of November 8, 2022 (the “Convertible Note”), the Reporting Person was deemed to have beneficial ownership of an aggregate of 11,052,695 Common Shares (consisting of 5,000,000 Common Shares issuable on conversion of a Convertible Note, 5,000,000 Common Shares underlying warrants issuable on conversion of the a Convertible Note, and 1,052,695 Common Shares issuable in connection with accrued interest under the Convertible Note), representing in the aggregate approximately 14.1% of the issued and outstanding Common Shares of NMG on a partially diluted basis (assuming conversion of the Convertible Note and exercise in full of the warrants issuable upon conversion thereof and issuance of the Common Shares issuable in connection with accrued interest thereunder).

In connection with the Investment, the Convertible Note was redeemed, surrendered and canceled and 1,052,695 Common Shares were issued in connection with accrued interest under the Convertible Note. Pursuant to the Investment and the redemption, surrender and cancellation of the Convertible Note, the Reporting Person has beneficial ownership of, and control or direction over, 13,552,695 Common Shares and 12,500,000 Warrants, representing in the aggregate approximately 20.9% of the issued and outstanding Common Shares on a partially diluted basis (assuming exercise in full of the Warrants).

The Common Shares and Warrants were acquired for investment purposes. The Reporting Person will evaluate its investment in NMG from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease its securityholdings in NMG or may change its investment strategy as regards to NMG. The Reporting Person holding Common Shares and Warrants acquired those securities as an investment in the regular course of its business. The Reporting Person intends to monitor and evaluate its investment on an ongoing basis and expects regularly to review and consider alternative ways of maximizing its return on such investment, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Person deems relevant. The Reporting Person may engage in discussions with management, NMG’s board of directors, other shareholders of NMG and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of NMG. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person may from time to time in the future seek to acquire, alone or in conjunction with others, additional Common Shares through open market purchases, block trades, privately negotiated transaction, tender offer, merger, reorganization or otherwise. The Reporting Person may also dispose of all or a portion of NMG’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Common Shares, in each case, subject to limitations under applicable law and any other required approvals.

The Reporting Person may, at any time and from time to time, review and reconsider its position or change its purpose or take actions with respect to its investment in NMG as it deems appropriate, including formulating other plans, making other proposals or changing its intention with respect to the matters referred to in this Item 4. The Reporting Person may also take steps to explore and prepare for various plans and actions, including, but not limited to, conducting internal evaluations and analysis and obtaining authorizations to effectuate such actions, relating to any potential plan or proposal, and hire advisors or consultants before forming a plan or intention to engage in any such plan or action. The Reporting Person may also suggest or take a position with respect to potential changes in the operations, management, or capital structure of NMG as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as: disposing of one or more businesses; selling NMG or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying or eliminating certain types of anti-takeover measures; restructuring NMG’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by NMG; or entering into agreements with the management of NMG relating to acquisitions of shares by members of management, issuance of equity awards to management or their employment by NMG. The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by the following:

(a)-(b)       The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D, are incorporated herein by reference. Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have the sole power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), 13,552,695 Common Shares and 12,500,000 Warrants, which represents approximately 20.9% of the outstanding Common Shares (on a partially diluted basis and assuming exercise in full of the Warrants). This percentage was calculated on the basis of 112,441,151 Common Shares outstanding as of May 2, 2024, based on information provided by NMG.

(c) The Reporting Person, nor, to the knowledge of the Reporting Person, any of the persons listed on Annex A, have effected any transactions that may be deemed to be a transaction in the Common Shares during the past 60 days.

(d)             No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares that may be deemed to be beneficially owned by the Reporting Person as provided herein.

(e)             Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated by the following:

Subscription Agreement

The information in Item 4 with respect to the Subscription Agreement is incorporated herein by reference to the extent applicable. The description of the Subscription Agreement is qualified in its entirety by the full text of the form thereof terms, a copy of which is filed as Exhibit 1 and is incorporated herein by reference.

Warrant Certificate

The information in Item 4 with respect to the Warrants is incorporated by reference herein to the extent applicable. The description of the Warrants is qualified in its entirety by reference to the full text of the Warrant Certificate, a copy of which is filed herewith as Exhibit 2 and is incorporated herein by reference.

Investor Rights Agreement

Concurrently with the closing of the Investment, the Reporting Person entered into an Investor Rights Agreement with NMG (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the Reporting Person is required to “lock-up” its securities for a period of 12 months from the date of the closing of the Investment.

The Investor Rights Agreement also provides among other things, for the Reporting Person to be entitled to the following:

(a) the right to nominate one or two individuals to serve on the board of directors of the NMG for so long as it owns at least 10% or 20%;

(b) the right to have (i) a nonvoting observer (as an alternative to each board nominee) and one nonvoting observer (in addition to the board nominee(s)) attend all of NMG’s board meetings for as long as it is entitled to designate a board nominee and (ii) a nonvoting observer attend all of the NMG’s board meetings for so long as it owns 5% or more of the issued and outstanding Common Shares;

(c) the right to second one employee of the Reporting Person to NMG so long as the Reporting Person and NMG have entered into an agent or distribution arrangement; and

(d) the right to participate in subsequent issuances of NMG’s securities to maintain its pro rata ownership of NMG.

In addition, the Reporting Person is subject to a standstill limitation whereby it may not increase its holdings of Common Shares (excluding the acquisition of Common Shares pursuant to the Investment), until the later of three years following the effective date of the Investor Rights Agreement. The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference by reference to the full text of the form thereof, a copy of which is filed as Exhibit 3 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Subscription Agreement, dated as of February 14, 2024, by and between the Reporting Person and NMG.

Exhibit 2	Warrant Certificate, dated as of May 2, 2024, by and between the Reporting Person and NMG.

Exhibit 3	Investor Rights Agreement, dated as of May 2, 2024, by and between the Reporting Person and NMG.

Exhibit 4	Convertible Note, dated as of November 8, 2022, by and between the Reporting Person and NMG (incorporated herein by reference to Exhibit 2 of the Schedule 13D filed by the Reporting Person with the SEC on November 18, 2022).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Katsuto Kawahara
Name:	K. Kawahara, General Manager
Title:	Advanced Materials Division
Performance Materials Business Unit

Date:	05-06-2024